

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2017

M. Scott Salka
Chief Executive Officer
AmpliPhi Biosciences Corporation
3579 Valley Centre Drive, Suite 100
San Diego, CA 92130

> **Re: AmpliPhi Biosciences Corporation**
> **Registration Statement on Form S-1**
> **Filed April 6, 2017**
> **File No. 333-217169**

Dear Mr. Salka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Samples at (202) 551-3199 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Asa Michael Henin